03011758

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR - 3 2003 WASH, D.C. 181

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 15769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Claudio Dal Piaz

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 East Broadway (P O Box 372)
(No. and Street)

Roslyn (City) NY (State) 11576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Claudio Dal Piaz (516) 621 4461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Krant & Bialick, LLC
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave, Suite 2045 New York NY 10170
(Address) (City) (State) (Zip Code)

PROCESSED MAR 20 2003 THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Claudio Dal Piaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Claudio Dal Piaz, as of 12/31, 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exeptions

Signature

Sole Proprietor Broker/Dealer
Title

Notary Public
RITA KHURANA
Notary Public, State of New York
No. 01KH6028957
Qualified in Nassau County
Commission Expires August 9, 2005

2/20/03

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2003

Certificate of Certified Public Accountant.

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

We have examined the Answers to the Financial Questionnaire of Claudio Dal Piaz as of December 31, 2002. Also, we have audited the accompanying statement of financial condition as of December 31, 2002 and the statement of income, statement of changes in financial condition and changes in equity for the year then ended December 31, 2002.

Our examination was made in accordance with generally accepted auditing standards and accordingly included a review of the system of internal control and the procedure for safeguarding securities and such tests of the accounting records and such other procedures as we considered necessary in the circumstances including the audit procedures prescribed by the Securities and Exchange Commission.

No material inadequacies were found in the accounting system, in the internal controls of safeguarding securities.

Regarding the computation of the net capital under the rule 15c3-1, no material differences exist between the audited report and the dealer's corresponding unaudited most recent Part IIA filing.

Statement of changes in financial condition: balance at the beginning of the period was $36,200.00. Balance at the end of the period is $54,151.00.

In our opinion the accompanying statements referred to above present fairly, in all material respects, the financial position of Claudio Dal Piaz as of December 31, 2002 and the results of its operations, statement of changes in financial condition and changes in equity for the year then ended. The accompanying statements are in the form required by the Securities Exchange Commission, which are in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Krant & Bialick, LLC

Krant & Bialick, LLC

420 Lexington Avenue • Suite 2045 • New York, New York 10170 • Tel. 212-682-1900 • Fax 212-682-5279
575 Lexington Avenue • Suite 2000 • New York, New York 10022 • Tel. 212-758-8050 • Fax 212-826-5037
One Tower Center Boulevard • 17th Floor • East Brunswick, New Jersey 08816 • Tel. 732-745-8800 • Fax 732-745-8805

NASD INC.
9509 Key West Ave
Rockville, MD 20850

02/10/2003

Pursuant to the provisions of Section 9 of the Securities Investors Act of 1970, Claudio Dal Piaz has as its collection agent the National Association of Securities Dealers Inc.

Claudio Dal Piaz

Firm Name:
Claudio Dal Piaz

Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Certificate of Certified Public Accountant.

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

Above named Registrant is exempt from the "Special Reserve Bank Account for the Exclusive Benefit of Customers" as required under Rule *15c-(e)*.

Krant & Bialick, LLC
Krant & Bialick, LLC

Finn Name:
Claudio Dal Piaz

420 Lexington Avenue • Suite 2045 • New York, New York 10170 • Tel. 212-682-1900 • Fax 212-682-5279
575 Lexington Avenue • Suite 2000 • New York, New York 10022 • Tel. 212-758-8050 • Fax 212-826-5037
One Tower Center Boulevard • 17th Floor • East Brunswick, New Jersey 08816 • Tel. 732-745-8800 • Fax 732-745-8805

Statement of Financial Condition

Firm Name: Claudio Dal Piaz
91 East Broadway, PO Box 372
Roslyn, NY 11576

Entity: Sole Proprietor
Member of : NASD INC.
Minimum Net Capital: $ 5000.00
Date of End of Business Year: 12/31/2002
Date Statement of Computation of Net Capital: 02/10/2003
Computed Net Capital: $ 53 068 00

Certification by Broker-Dealer

Each of the undersigned, constituting all officers, directors, general partners of controlling principals of Claudio Dal Piaz, does hereby state and represent that he has examined the Statement of Financial Condition as of 12/31/2002, showing a Net Capital of $ 53 068 00; that all the answers & accounts contained herein and in the Statement of Financial Condition are true & correct.

Signature	Name & Title	Date
[signature]	CLAUDIO DAL PIAZ BROKER-DEALER	02/10/2003

Computation of Net Capital pursuant to Rule 14c-1

Total ownership equity from Statement of Financial Condition	$	54 151.00
Total ownership equity qualified for Net Capital		54 151.00
Reductions & Charges		1 083.00
Net Capital	$	53 068.00

Firm Name:
Claudio Dal Piaz

Dreyfus Worldwide Money Market Fund
762-0008591455

Dedicated account to provide required minimum dollar amount of $ 5 000.00

Balance 01/01/2002	$	7 918.00
Balance 12/31/2002	$	8 032.00

Firm Name:

Claudio Dal Piaz

Statement of Cash Flow: 01/01/2002 - 12/31/2002

Ownership Equity 01/01/2002	$	7 918.00
Dividends on Dreyfus WWMMF # 762-0008591455		114.00
Additional personal funds reported		45 715.00
Dividends on Dreyfus WWMMF # 762-0031011703		404.00
	$	54 151.00
Commissions Received		26 146.00
	$	80 297.00
Ownership Equity 12/31/2002	$	54 151.00
Business Expenses		990.00
Salaries		25 156.00
	$	80 297.00

Firm Name:
Claudio Dal Piaz

Statement of Income

Revenues

Commissions	$	26 146.00
Dividends		518.00
Total Revenues	$	26 664.00
Expenses	$	990.00
Salaries	$	25 156.00

Firm Name:
Claudio Dal Piaz

Statement of Financial Condition for Noncarrying Nonclearing Brokers & Dealers

Allowable Assets

Dreyfus WWMMF # 762-0008591455	$ 8 032.00
Dreyfus WWMMF # 762-0031011703	37 627.00
Chase c/a 315-1012642	5 260.00
Roslyn s/a 057-1000579	3 232.00
	$ 54 151.00

Liabilities

Ownership Equity	$ 54 151.00
Sole Proprietors	
Total Ownership Equity	54 151.00
Total Liability & Ownership Equity	54 151.00

Firm Name:
Claudio Dal Piaz

Statement of Changes in Ownership Equity
Sole Proprietorship

Balance beginning of period	$	36 200.00
Balance end of period		54 151.00

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance beginning of period	$	0
Balance end of period		0

Firm Name:
Claudio Dal Piaz

Krant & Bialick, LLC
CERTIFIED PUBLIC ACCOUNTANTS

February 10, 2003

Certificate of Certified Public Accountant.

Claudio Dal Piaz, Broker-Dealer Registrant
91 East Broadway, P.O. Box 372, Roslyn, N.Y. 11576

As of August 17, 1989 – upon request of the member firm Claudio Dal Piaz – the NASD granted approval to a restriction agreement, whereby Claudio Dal Piaz agreed to limit its business activities to mutual funds retailing.

Accordingly, Claudio Dal Piaz claims exclusion from membership in the SIPC at the end of the year 2002. Claims for exclusion from membership (SIPC-3) was filed on January 2, 2003 for the year ended 2002 with the SIPC.

Krant & Bialick, LLC

Krant & Bialick, LLC

420 Lexington Avenue • Suite 2045 • New York, New York 10170 • Tel. 212-682-1900 • Fax 212-682-5279
575 Lexington Avenue • Suite 2000 • New York, New York 10022 • Tel. 212-758-8050 • Fax 212-826-5037
One Tower Center Boulevard • 17th Floor • East Brunswick, New Jersey 08816 • Tel. 732-745-8800 • Fax 732-745-8805